Exhibit 99.1

March 27, 2017

BY SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Newfoundland and Labrador

Agnico Eagle Mines Limited (the “Company”)

We refer to the prospectus supplement dated March 27, 2017 (the “Prospectus Supplement”) to the short form base shelf prospectus of the Company dated September 4, 2015.

We hereby consent to the use of our firm name under the heading “Legal Matters” in the Prospectus Supplement, and consent to the use of our firm’s name and the reference to our opinion under the heading “Enforceability of Certain Civil Liabilities” in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our advice referred to above or that are within our knowledge as a result of the services we performed in connection with such advice.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours very truly,

(signed) Davies Ward Phillips & Vineberg LLP